Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP TO INCREASE MANUFACTURING CAPACITY IN MEXICO TO

MEET SIDE-BY-SIDE VEHICLES DEMAND

Valcourt, Quebec, July 2, 2020 – BRP (TSX: DOO; NASDAQ: DOOO) announced today that it is increasing its manufacturing capacity with the construction of a new facility in Mexico to meet demand for its off-road vehicles (ORVs) business.

This expansion of BRP’s production facilities is intended to help keep pace with the increased demand for Can-Am side-by-side vehicles (SSVs) experienced in recent years. After a temporary slowdown due to COVID-19, retail sales went up by over 35% in May, compared to the previous year, and the trend continued in June.

“Despite the pandemic, demand for our products has remained strong, and even surpassed last year’s figures for the same period,” said José Boisjoli, President and CEO. “Our continued innovation and steady growth in SSVs make this additional capacity necessary to meet our goal of achieving 30% market share”, he added.

The planned facility will be located in Juárez and represents an investment of an estimated CA$185M and would result in the creation of up to 1,000 permanent jobs. BRP’s total capital expenditure for FY21 is now expected to be in a range of CA$275M to CA$300M.

Site planning and construction are scheduled to begin within the next months, and the plant is expected to be ready for operation by Fall 2021. This new plant, combined with the company’s two off-road manufacturing facilities in Juárez, will create positive operational synergies and efficiencies.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats, built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex, Stacer and Savage boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6.1 billion from over 120 countries, our global workforce is made up of approximately 12,600 driven, resourceful people.

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Quintrex, Stacer, Savage and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to the plan to build a new production facility in Mexico, the costs related to this project and the planned increase in capital expenditure for fiscal year 2021, the moment when this proposed new facility will start operation, the number of permanent jobs expected to be created, the impact of this proposed new plant on the Company’s production capacity, other statements about the Company’s current and future plans, its ability to address the COVID-19 pandemic and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market, expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved. Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the risk factors that are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form and other filings filed with the securities regulatory authorities in each of the provinces and territories of Canada and the United States, available on SEDAR at sedar.com or EDGAR at sec.gov. The forward-looking statements contained in this press release represent BRP’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

For media enquiries:	For investor relations:

Elaine Arsenault	Philippe Deschênes
Senior Advisor, Media Relations	Investor Relations
Tel.: 514.238.3615	Tel.: 450.532.6462
media@brp.com	philippe.deschenes@brp.com